SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 001-39341

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CAR

For Period Ended: September 30, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Nukkleus Inc.
Full name of registrant

Former name if applicable

525 Washington Blvd.
Address of principal executive office

Jersey City, New Jersey 07310
City, state and zip code

PART II - RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR, Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The Company’s Annual Report on Form 10-K for the annual period ended September 30, 2024 cannot be filed within the prescribed time period because the Company requires additional time for compilation and review to insure adequate disclosure of certain information required to be included in the Form 10-K. The Company’s Annual Report on Form 10-K will be filed on or before the 15th calendar day following the prescribed due date. During the preparation of the financial statements for the year ended September 30, 2024, it was discovered that significant costs paid or payable to SPAC-related advisors being charged to expenses in the quarter ended December 31, 2023 and the quarter ended March 31, 2024 (the “Prior Quarterly Filings”) were reflected on the Company’s Statement of Operations. However, these costs are eligible for capitalization resulting in the reduction of the Company’s Additional Paid-in Capital. This misclassification has led to an overstatement of the Company’s net loss for the Prior Quarterly Filings. Consequently, the Company will need to restate the Prior Quarterly Filings to correct these errors. The complexity of the necessary adjustments, along with the need to thoroughly review and ensure the accuracy of all financial data, has made it impractical to complete the Form 10-K within the prescribed period without unreasonable effort or expense. The Company is currently working with its auditors to finalize these restatements and ensure the accuracy of the financial reporting.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Menachem Shalom, CEO	(212)	791-4663
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes   ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes   ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the preparation of the financial statements for the year ended September 30, 2024, it was discovered that significant costs paid or payable to SPAC-related advisors being charged to expenses in the Prior Quarterly Filings were reflected on the Company’s Statement of Operations. However, these costs are eligible for capitalization resulting in the reduction of the Company’s Additional Paid-in Capital. This misclassification has led to an overstatement of the Company’s net loss for the Prior Quarterly Filings. Consequently, the Company will need to restate the Prior Quarterly Filings to correct these errors. The exact impact on net loss will be detailed in the forthcoming Form 10-K and the restated Prior Quarterly Filings.

Nukkleus Inc.

Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 31, 2024	By:	/s/ Menachem Shalom
Menachem Shalom
Chief Executive Officer

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